Contact

www.linkedin.com/in/ericcoury (LinkedIn)
www.thecouryteam.com (Company)

Top Skills

Agile Methodologies
Product Strategy
Artificial Intelligence (AI)

Certifications

Massachusetts Teaching License 5-8, 8-12
Chartered Retirement Planning Counselor (Exp)
Realtor - MA & RI
Senior Real Estate Specialist
Massachusetts Assistant Principal/Principal K-12

Honors-Awards

ETS Recognition of Excellence
Taunton Area Chamber of Commerce Teacher Award
Keller Williams ELITE - Quadruple Gold Medallion Award Winner
Rate My Agent - Top Agent Award - Voted #3 in Rhode Island, #1 in Providence County
#1 in the US for Client Acquisition - 2012-2013 in Ameriprise TCC Program

Eric Coury

Founder & CEO @ ARTHIA AI | Ambient AI Operating System | 11 Patents Pending | Product Management | Behavioral Science Applied to Technology

Providence County, Rhode Island, United States

Summary

I'm a Founder, Product Manager, & AI builder. I've owned & built HomeAxis using AGILE frameworks with a small team — a real estate SaaS productivity platform with transaction management, workflow automation, and AI-powered features — from concept to paying users and institutional partnership contracts. Now building ARTHIA AI as my 2nd product. Day-to-day: own product vision & roadmap, write requirements & user stories, run sprint planning with distributed engineering & design teams, ship AI features (not just talk about them), define GTM motion, develop busienss and product strategy, and iterate based on what customers actually do. Every build-cut decision at HomeAxis for the last two years has been mine. Before founding HomeAxis I built a five-time award-winning real estate team to $20M+ annual sales volume, won a competitive City of Providence municipal RFP, served as Assistant Principal of a 600+ student middle school, and ranked #1 nationally for client acquisition at Ameriprise Financial in both 2012 and 2013 — top of 300+ in their national TCC program — while building $4M+ in AUM. The combination of financial services rigor, education leadership, frontline sales, and SaaS founder execution means I read a P&L, define strategy, develop roadmaps, hire and train team members, write a product spec, run a stand-up, and close an institutional contract with equal fluency. What I bring:- 2+ years as Founder/PM building B2B SaaS with embedded AI (HomeAxis live, ARTHIA AI in active build)- Scrum/Agile certifications in progress (PSM I + II)- Tool stack: Figma, Stripe, Firebase, Slack, Trello, Notion, Google Cloud, Deepgram, RevenueCat, FlutterFlow, and more.- Cross-functional orchestration of distributed design / engineering / QA contractors- GTM & commercialization — GTM strategy, pricing, packaging, sales enablement, RFP wins, institutional contracts- Financial fluency — Series 7, Series 66, CRPC® background, economics, financial planning- M.Ed. in Leadership & Administration -

I know how people think, learn, and develop What I'm looking for:Product Manager, Senior Product Manager, Product Owner, or Technical PM roles at SaaS, Tech, and AI-native companies — full-time, fractional, or advisory. I'm also taking on fractional product leadership engagements for founders building AI products who need a peer who's actually shipped one (soon two). Strongest fit: seed–Series B AI/SaaS/tech startups, mid-market SaaS scaling product orgs, or enterprise teams launching their first AI surface. Let's talk: EricJohnCoury@gmail.com | (401) 996-7660

Experience

ARTHIA AI

Founder & CEO, ARTHIA AI | AI Product Builder | GTM Strategy | Product Management

November 2025 - Present (9 months)

Boston, MA

Building the foundational infrastructure for real-time ambient AI companions.

ARTHIA AI is defining a new technical category — Real-Time Human Intelligence Augmentation — the first AI system privately present with you during live human interactions, delivering guidance through personal audio devices in real time, without anyone knowing.

As a solo non-technical founder, filed 11 provisional patent applications covering 240+ claims and 60+ inventions across a complete ambient AI platform in six weeks — driven by the conviction that understanding human behavior, not software engineering, is the key to building technology that genuinely serves people.

ARTHIA AI, Inc. PBC is a Rhode Island Public Benefit Corporation structured with privacy and human wellbeing embedded in its architecture from day one. We are building the protection layer against the very technology we are enabling — because we believe that is the only ethical way to deploy ambient AI into human lives.

Category: Real-Time Human Intelligence Augmentation
Stage: Seed — Community investment round open at wefunder.com/arthia
IP: I filed 11 Patents (Pending) pro se, on the foundational architecture of AI - Real Time Human Intelligence Augmentation

HomeAxis (Diamond Hill Ventures LLC)

Founder | GTM Manager | Product Design & Growth

September 2022 - Present (3 years 11 months)

United States

Launched and led HomeAxis, a mobile-first subscription-based SaaS platform that streamlines real estate transactions, client communication, and co-broker collaboration. Directed the full product lifecycle and GTM strategy—from concept to launch—including market research, customer profile and targeting strategy, user feedback loops, UI/UX design, agile development, pricing models, digital acquisition, marketing, advertising, and B2B sales.

Designed and executed a GTM strategy focused on onboarding, automation, and scalable growth in the real estate vertical - including pricing, positioning, user onboarding flows, digital lead generation, referral engine, customer profile, sales channel design and deployment, and B2B sales campaigns—positioning the platform for scalable adoption in the real estate SaaS market. Built backend systems and workflows that mirror enterprise SaaS: CRM-integrated pipelines, viral referral-based acquisition, and onboarding flows built to drive adoption and retention.

Highlights & Achievements:

- GTM Design and deployment - start to finish.

- Developed and launched core platform features using FIGMA, FlutterFlow, Firebase, and RevenueCat

- Built CRM-integrated lead and messaging systems, including automated client updates, task flows, and referral logic

- Created all digital marketing campaigns (Google Ads, Meta), achieving 8%+ CTR and sub-$2 CPA in early testing

- Led product roadmap and cross-functional development of onboarding, co-broker engagement, and retention features

- Built a viral referral engine and freemium conversion model designed to reduce CAC and accelerate network growth

- Oversaw legal, IP, and compliance, including terms, privacy policies, and vendor contracts

- Created pitch decks, pricing strategy, and revenue projections for investors and partners

- Translated a proven client service framework into a replicable SaaS onboarding system used by agents nationwide

Keller Williams Elite

Director of Sales & Business Development

June 2016 - August 2025 (9 years 3 months)

Rhode Island, United States & Southeastern Massachusetts

Built and led a top-performing real estate sales team generating ~$20M in annual volume through systems-driven growth, strategic client engagement, focused sales development and training, sales & GTM playbook design, coaching reps, and differentiated service delivery. Oversaw full-funnel sales strategy development, greenfield development, agent onboarding, and team training—building scalable infrastructure that enabled both volume and repeatable client success.

Created proprietary sales frameworks, public speaking (large professional audiences), and training programs used to coach new agents, financial advisors, and human resources managers. Worked to improve pipeline visibility, and enhance buyer/seller experience across high-trust, compliance-sensitive environments.

Core Leadership & Sales Achievements:

- Hired, trained, and managed a high-performing sales and support team, scaling operations to $20M+ annual volume

- Navigated highly complex sales processes and highly regulated sales industries. Territory strategy and consultative sales.

- Adult learning, training, and coaching. LMS systems, public speaking, guest speaker at Tri-State SHRM event. Designed and led training programs for Real Estate, Financial Services, and HR teams.

- Designed and implemented two branded, value-driven client programs—Real Estate Platinum Benefits and Rightsize Retirement—that boosted referrals and increased LTV

- Led CRM and automation integration to scale outreach, pipeline tracking, and client follow-up across lead sources

- Built and executed territory marketing strategies, including digital ad campaigns, workshops, and funnel development

- Won a competitive municipal RFP with the City of Providence, securing exclusive rights to represent public real estate assets—demonstrating public sector fluency and trust-based sales ability

- Delivered in-person & virtual training sessions, onboarding materials, and performance coaching to team agents

Seekonk Public Schools

Teacher of Science

August 2016 - June 2020 (3 years 11 months)

Seekonk, Massachusetts

Led instruction for 6th grade science students using a blend of inquiry-based learning, hands-on labs, and cross-curricular integration to foster scientific thinking and academic growth. Designed and delivered NGSS-aligned units covering physical, life, and earth sciences with a focus on real-world application and student engagement.

Played a key role in schoolwide initiatives related to student support, data-informed instruction, and curriculum enhancement, while also mentoring early-career teachers and contributing to professional development efforts.

Key Responsibilities & Achievements:

-Developed and delivered standards-aligned curriculum that supported Next Generation Science Standards (NGSS) and integrated literacy and critical thinking skills

-Created and facilitated engaging lab experiences, science projects, and assessments tailored to diverse learning needs

-Implemented differentiated instruction and behavior management systems that supported all learners, including IEP and ELL students

-Collaborated with grade-level teams and administration on RTI strategies, data analysis, and classroom interventions

-Led family communication strategies including conferences, weekly newsletters, and digital updates to maintain strong parent engagement

-Integrated Google Classroom and educational technology platforms to support blended learning, remote access, and digital assignments

Somerset Middle School

Interim Assistant Principal

November 2015 - June 2016 (8 months)

Somerset, Ma

• School Leadership - Conducted teacher observations and evaluations, fostering a culture of continuous improvement and collaboration.
• Oversaw the implementation of RTI, PBIS, and behavior management strategies, enhancing student engagement and support.
• Led professional development workshops for teachers, focusing on project-based learning and curriculum development.

Fall River Public Schools

7th Grade Social Studies Teacher

November 2014 - August 2015 (10 months)

Fall River, MA

• Designed and implemented engaging lessons on Ancient Civilizations aligned with Common Core ELA/SS standards.
• Fostered a positive school culture by actively participating in community events and initiatives.
• Prepared and proctored PARCC assessments, ensuring compliance with state testing regulations.
• Collaborated with colleagues to enhance curriculum delivery and student engagement.

Ameriprise Financial Services, Inc.

Financial Planner

July 2011 - July 2014 (3 years 1 month)

Providence, Rhode Island Area

Targeted Career Changer Program (#1 of 300+ Nationwide)

Selected into Ameriprise's elite career transition program and ranked #1 nationally in new client acquisition for two consecutive years. Built a full book of business from zero to $4M+ AUM in under 24 months, leveraging data-driven outreach, high-impact presentations, consultative sales, active sales outreach, and trust-based relationship building.

Key Achievements:

- Launched a multi-channel lead generation system including seminars, workshops, community events, and referral partnerships—driving rapid client growth in a competitive market

- Delivered complex financial services products, presenting topics to diverse audiences through 1:1 consultations and public presentations, converting high-net-worth prospects into long-term clients

- Secured strategic partnership presentations, including formal pitches to bank executives to become a preferred in-house advisory team

- Designed and implemented holistic financial plans covering investment strategy, cash flow, tax optimization, insurance, and retirement income modeling for high net worth individuals and clients.

- Recognized for deep client trust and retention, built through consistent follow-up, proactive coaching, and solution-first service

- Earned CRPC® certification to deepen expertise in retirement planning and transitions

The Metropolitant Regional Career and Technical School
Advisor
June 2010 - September 2011 (1 year 4 months)

High School Teacher - Adviser

Taunton Public Schools
7th & 8th Grade History Teacher
August 2007 - June 2010 (2 years 11 months)
Taunton, MA, US

• Designed and implemented engaging curriculum for Ancient Civilizations and US History for 7th and 8th graders.

• Selected for the Taunton Area Chamber of Commerce Teacher Award in 2010 based on parent and student nominations.
• Led the Student Council in initiatives to boost school spirit and improve MCAS preparation, enhancing student morale and performance.
• Organized an ELL after-school tutoring program, focusing on math and ELA development for local community students.

Bradley Childrens Hospital - Center for Autism and Developmental Disabilities

Milieu Therapist/Behavior Modification
August 2003 - August 2007 (4 years 1 month)
East Providence, RI

• Developed and implemented behavior modification strategies using ABA techniques to support students in crisis.
• Monitored patient behavior and provided direct care, ensuring a safe and comfortable environment.
• Established and enforced behavioral rules and policies, enhancing classroom management and order.

Education

Providence College

Master of Education (M.Ed.), Educational Leadership and Administration, General · (2008 - 2011)

College for Financial Planning

CRPC, Series 7 and 66 license, Chartered Retirement Planning Counselor

Rhode Island College

Bachelor of Arts - BA, Sociology, Secondary Education, Social Studies - Minor History